March 23, 2010

Via EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:         Worldwide Energy & Manufacturing USA, Inc.
Registration Statement on Form S-1
Filed February 12, 2010
File No. 333-164900

Dear Ms. Long:

We have reviewed the comments contained in your letter dated March 11, 2009 and submit the following responses.

Selling Stockholders, page 39

1.
 Please explain how you calculate that there are 2,188,270 shares underlying warrants, as reflected in the first paragraph of this section and the fee table. Your disclosure on page 7 indicates that the warrants that were issued in the January 26 and February 9 transactions are exercisable for only 1,970,956 shares.

Response:

The difference between the number of warrants issued in the transactions and the number of warrants registered under this registration statement is due to the inclusion of the placement agent’s warrants in the selling stockholder table.  However, the number of warrants included for the placement agent in the original filing was incorrect and the correct number of warrants issued to the placement agent (104,657) is now reflected in the selling stockholder table and throughout the registration statement.

2.	Several footnotes to the table do not account for all of the shares being offered as shown in the table. See, for example, footnotes (6) (16) and (18). Please reconcile.

Response:

The Company has revised the footnotes to correctly account for all of the shares being offered in the selling stockholder table.

3.
Please expand footnotes 14, 57, 58, and 65 to the selling shareholders table to identify the natural person(s) who has sole or shared voting and investment power over the shares of common stock referred to.

Response:

The footnotes referenced in comment #3 have been revised in accordance with the Commission’s comment.

4.	Identify any selling shareholder who is a broker-dealer or who is an affiliate of a broker-dealer.

Response:

In accordance with the Commission’s comment #4, Ladenburg Thalmann & Co, Inc. has been identified as a broker-dealer and Shira Capital LLC has been identified as an affiliate of a broker-dealer.

5.	Expand the selling shareholders' table to show the total amount of securities being offered pursuant to this prospectus.

Response:

The selling stockholder table currently shows the total amount of securities being offered pursuant to this prospectus.  The heading of column 3 has been corrected to accurately label it as “Total Securities Being Offered Pursuant to this Prospectus” as the heading only previously referenced common stock in error.

Plan of Distribution, page 45

6.
If a seller is an affiliate of a broker-dealer, state that the seller purchased its securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make that statement, please amend your disclosure to state that the seller is an underwriter.

Response:

The Company has revised the Plan of Distribution in accordance with the Commission’s comment #6.

Financial Statements

7.
We note that the date of your latest balance sheet, September 30, 2009, is more than 134 days old. Please note that if your audited financial statements for 2009 are available or become available prior to the effective date of the registration statement, they must be included in the filing.

Response:

The Company notes the Commission’s comment #7 and will include the audited financial statements for 2009 if they become available prior to the effective date of the registration statement.

Undertakings, page 50

8.	Please include the undertaking required by Item 501(a)(5)(ii) of Regulation S-K.

Response:

The Company has revised the “Undertakings” in accordance with Item 512 (a)(5)(ii) of Regulation S-K.

Exhibit 5—Legal Opinion

9.	Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise the legal opinion accordingly.

Response:

Counsel has revised its Legal Opinion in accordance with the Commission’s comment #9.

10.
Counsel's opinion should opine that the shares already outstanding that are being registered for resale are already legally issued, fully paid and non-assessable. The opinion as provided is appropriate only of the shares underlying warrants. Please revise the opinion accordingly.

Response:

Counsel has revised its Legal Opinion in accordance with the Commission’s comment #10.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Mr. Jimmy Wang
Worldwide Energy & Manufacturing USA, Inc.

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